Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction of Incorporation
Beach Acquisition Bidco, LLC	Delaware
Beach Acquisition Holdco, LLC	Delaware
Beach Acquisition Midco, LLC	Delaware
Beach Acquisition Merger Sub, Inc.	Delaware